Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23



                           Announcement to the Market


                     Trading of Own Shares as Treasury Stock
                              Month: December 2004


1. On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itau Holding Financeira S.A. (Itau Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares as Treasury Stock"("Rules").

2. Item 2.1.3 of the "Rules" established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itau Holding, and minimum, average and maximum prices.

3. We inform the capital market entities the prices and the volume traded by Itau Holding for transactions in its own shares as treasury stock during the December 2004:

                          ------------------------------------------------------
                           Trading Volume           Prices - R$ per Share
                          ------------------------------------------------------
                                               Minimum     Maximum     Average
     ---------------------------------------------------------------------------
       Common Shares           10,723         319.49       345.65      342.75
     ---------------------------------------------------------------------------
      Preferred Shares           0               -           -           -
     ---------------------------------------------------------------------------

                          Sao Paulo-SP, January 7 2005.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer